JOINT PRESS RELEASE
FOR IMMEDIATE RELEASE

Longueuil, April 21, 2004
All amounts are expressed in US dollars, unless otherwise indicated.

CAMBIOR INC. TO ACQUIRE SEQUOIA MINERALS INC.

The respective Boards of Directors of Cambior Inc. ("Cambior") and Sequoia Minerals Inc. ("Sequoia") unanimously approved a proposed merger transaction whereby Sequoia will merge with a wholly-owned subsidiary of Cambior. As a result, Cambior will acquire the remaining 50% interest in the Niobec mine owned by Sequoia and assume the full operatorship of the mine.

Business Terms

Under the merger agreement, Sequoia shareholders will receive one Cambior share for each 6.3 Sequoia shares. The exchange ratio implies a price of Cdn $0.60 for each share of Sequoia based on the closing price of both companies' shares on the Toronto Stock Exchange on April 19, 2004 and represents a premium of 27.7% of the average closing price of Sequoia during the last 20 trading days. Upon the successful completion of the transaction, Cambior will issue approximately 17.2 million common shares to the Sequoia shareholders. The agreement provides for a break-up fee of Cdn $2 million in the event that Sequoia terminates the proposed transaction to accept a superior offer.

The merger transaction is subject to:

  the satisfactory negotiation and conclusion of a formal merger agreement;

  regulatory approvals;

  the completion of each company's due diligence review prior to closing;

  its approval by Sequoia shareholders at a special meeting to be held in the second quarter of 2004;

  its approval by the banking syndicate of each company;

  the conversion, before or immediately after the closing, of the convertible debentures owned by Capital d'Amérique CDPQ inc. (into 22,722,109 common shares of Sequoia), Fonds de solidarité des travailleurs du Québec (FTQ) (into 9,793,497 common shares of Sequoia) and SGF Mines inc. (SGF) (into 9,088,844 common shares of Sequoia); and

  the obtaining of a fairness opinion by Sequoia.

Including the current outstanding common shares of Sequoia, the outstanding options and the above conversion of debentures, this merger transaction is based on 108.1 million common shares of Sequoia. This transaction is scheduled to close promptly following the special meeting of Sequoia shareholders.

Niobec Mine

The Niobec mine in northeastern Québec, Canada, is currently jointly owned by the mine operator Sequoia (50%) and Cambior (50%), which is responsible for the worldwide marketing of the ferroniobium. Niobec is the only niobium producer in North America and the third largest in the world. Cambior's share of 2003 niobium sales from the Niobec mine totaled $22.2 million, representing 11% of Cambior's consolidated revenues, and operating cash flow was $8.2 million.

The Niobec mine has been in operation since 1976. The milling capacity of the Niobec mine is 3,500 tonnes per day. The current proven and probable mineral reserves of the mine (100%) are estimated at 148,000 tonnes of Nb205 contained and should provide at least 15 years of mine life at the current mining rate. The pyrochlore concentrate produced at Niobec is transformed into ferroniobium grading 66% niobium using an aluminothermic converter. Ferroniobium is added to steel as a micro-alloy element to improve its mechanical properties and corrosion resistance.

Louis P. Gignac, Cambior's President and Chief Executive Officer, stated: "The acquisition of the remaining interest in the Niobec mine is consistent with our growth strategy. We have been involved with this asset for more than 17 years as a joint venture participant. This asset benefits from stable market conditions, is a solid cash flow generator and has a substantial mineral reserve base with the potential for further increase. With the completion of this transaction, we intend to apply our innovation and continuous improvement approach to the operations and increase its value over time. We look forward to welcoming Sequoia shareholders to our shareholder base".

Jacques Bonneau, Sequoia's President and Chief Executive Officer, stated: "We are pleased with this transaction as our shareholders will benefit from Cambior's market share liquidity and growth potential."

Cambior Inc. is an international gold producer with operations, development projects and exploration activities throughout the Americas. Cambior's shares trade on the Toronto (TSX) and American (AMEX) stock exchanges under the symbol "CBJ". Cambior's warrants, "CBJ.WT.C", trade on the TSX.

Sequoia Minerals Inc. is a natural resource company whose focus is on the development of metals and industrial minerals in order to provide value-added products that meet the criteria of its customers worldwide with regard to performance and economic and ecological concerns. Sequoia's shares trade on the Toronto Stock Exchange under the symbol "SEQ".

Caution Concerning Forward-Looking Statements

This press release contains certain "forward-looking statements", including, but not limited to, the statements regarding the negotiation and the closing of the merger transaction, the anticipated benefits of this transaction for Cambior, Sequoia and their respective shareholders, and the incorporation of the full operatorship of the Niobec mine into Cambior's activities (including forward-looking statements relating to the Niobec mine itself, its reserves and niobium world markets). Forward-looking statements express, as at the date of this press release, Cambior's plans, estimates, forecasts, projections, expectations or beliefs as to future events or results. Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements; also, there is no warranty that all conditions precedent to the closing of the merger transaction will be fulfilled. Risks and uncertainties that could cause results or future events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of niobium, mining industry risks, risks associated with mining operations, environmental risks and hazards, uncertainty as to estimation of mineral reserves, and other risks referred to in Cambior's 2002 Annual Information Form and in the Management Proxy Circular made in connection with the arrangement that led to Sequoia's creation and dated November 12, 2003, both filed with the Securities Commissions of all provinces in Canada, and with the United States Securities and Exchange Commission (as regards Cambior only), as well as the Toronto Stock Exchange and the American Stock Exchange (as regards Cambior only).

For additional information, please contact:

CAMBIOR INC.	SEQUOIA MINERALS INC.
Robert Lavallière	Jacques Bonneau
Manager - Investor Relations	President and Chief Executive Officer

Tel.: (450) 677-2699	Pierre Labbé
Fax: (450) 677- 3382	Vice President, Finance
E-mail: info@cambior.com	Tel: (418) 694-1123
Internet: www.cambior.com	Fax: (418) 694-0331
Email : mail@sequoia.bz
Internet : www.sequoiaminerals.com
PR-2004-09